___________________________________________________________________


                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            _______________

                               FORM 11-K

                            ANNUAL REPORT


                    Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934


(Mark One)

{X}  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 30, 1998.


                                  OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
      FIRSTENERGY CORP. SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FIRSTENERGY CORP.
                         76 SOUTH MAIN STREET
                           AKRON, OH  44308

                         Required Information

  1.  Financial statements with respect to the FirstEnergy Corp.
Savings Plan as of December 30, 1998 and December 31, 1997, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, together with the report and consent of independent accountants.

                       FIRSTENERGY CORP. SAVINGS PLAN
                       ------------------------------


                   REPORT ON AUDITS OF FINANCIAL STATEMENTS
                   ----------------------------------------
                         AND SUPPLEMENTAL SCHEDULES
                         --------------------------

                AS OF DECEMBER 30, 1998 AND DECEMBER 31 1997
                --------------------------------------------
                 AND FOR THE YEAR ENDED DECEMBER 30, 1998
                 ----------------------------------------

                       FIRSTENERGY CORP. SAVINGS PLAN
                       ------------------------------
          INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
          --------------------------------------------------------

                                                                  PAGE
                                                                  ----

REPORT OF INDEPENDENT ACCOUNTANTS                                   2

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
    DECEMBER 30, 1998 AND DECEMBER 31 1997                         3-6

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS    7-8
    FOR THE YEAR ENDED DECEMBER 30, 1998

NOTES TO FINANCIAL STATEMENTS                                      9-14

SUPPLEMENTAL SCHEDULES:

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
    DECEMBER 30, 1998                                               15

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
    ENDED DECEMBER 30, 1998                                         16
















ALL OTHER SCHEDULES ARE OMITTED SINCE THEY ARE NOT APPLICABLE OR ARE NOT REQUIRED BASED ON THE DISCLOSURE REQUIREMENTS OF THE EMPLOYEE
RETIREMENT INCOME SECURITY ACT OF 1974 AND APPLICABLE REGULATIONS
ISSUED BY THE DEPARTMENT OF LABOR.

                   REPORT OF INDEPENDENT ACCOUNTANTS
                   ---------------------------------

To the Savings Plan Committee of the
   FirstEnergy Corp. System Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the FirstEnergy Corp. Savings Plan (the `Plan') at December 30, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 30, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                               /s/ PricewaterhouseCoopers LLP



Cleveland, Ohio
June 25, 1999
                               - 2 -

                                              FIRSTENERGY CORP. SAVINGS PLAN
                                              ------------------------------
                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    --------------------------------------------------
                                                 As of December 30, 1998
                                     COMPANY       CAPITAL                      ESOP          ESOP
                                  COMMON STOCK  PRESERVATION    S&P 500     UNALLOCATED    ALLOCATED   SMALL CAP     BALANCED
                                       FUND         FUND       INDEX FUND      FUND          FUND         FUND         FUND
                                   -----------  ------------  ------------  ------------  ----------  -----------   ---------
          ASSETS
--------------------------------
CASH/CASH EQUIVALENTS              $ 1,730,102  $          0  $          0  $ 15,664,936  $         0  $         0  $         0
COMPANY COMMON STOCK                67,779,054             0             0   242,308,730   84,232,917            0            0
STABLE VALUE INVESTMENTS                     0   134,227,777             0             0            0            0            0
DOMESTIC EQUITY STOCKS                       0             0   121,238,767             0            0            0            0
INTERNATIONAL EQUITY STOCKS                  0             0             0             0            0            0            0
SMALL CAP STOCKS                             0             0             0             0            0   21,288,297            0
OTHER EQUITIIES                              0             0             0             0            0            0            0
BALANCED FUND SECURITIES                     0             0             0             0            0            0            0
PARTICIPANT LOANS                            0             0             0             0            0            0   24,057,942
INTEREST & DIVIDENDS RECEIVABLE         10,559       577,852             0        71,995            0            0            0
EMPLOYER CONTRIBUTIONS RECEIVABLE            0             0             0    10,020,064            0            0            0
DIVIDENDS RECEIVABLE                   848,989             0             0             0            0            0            0
                                   -----------  ------------  ------------  ------------ ------------  -----------  -----------
TOTAL ASSETS                        70,368,704   134,805,629   121,238,767   268,065,725   84,232,917   21,288,297   24,057,942

       LIABILITIES
--------------------------------
ACCRUED INTRA-FUND TRANSFERS               131        62,593      (145,299)   11,405,535  (11,405,535)      51,541      (11,414)
INVESTMENT PURCHASES PAYABLE                 0             0        68,603             0            0       30,571       36,807
LOANS PAYABLE                                0             0             0   199,850,000            0            0            0
ACCRUED INTEREST PAYABLE                     0        92,049             0    19,985,000            0            0            9
ACCRUED FEES                                75             0             0             0            0            0            0
                                   -----------  ------------  ------------  ------------ ------------  -----------  -----------
TOTAL LIABILITIES                          206       154,642       (76,696)  231,240,535  (11,405,535)      82,112       25,393

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS               $70,368,498  $134,650,987  $121,315,463  $ 36,825,190 $ 95,638,452  $21,206,185  $24,032,549
                                   ===========  ============  ============  ============ ============  ===========  ===========


The accompanying notes are an integral part of these financial statements.

                                            - 3 -

                                           FIRSTENERGY CORP. SAVINGS PLAN
                                           ------------------------------
                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   --------------------------------------------------
                                             As of December 30, 1998
                                                    (Continued)
                                   SELF MANAGED   EURO-PACIFIC     ARMADA          LOAN          PAYSOP
                                       FUND           FUND          FUND           FUND           FUND          TOTAL
                                   ------------   ------------   -----------    ----------    ----------     -----------
        ASSETS
----------------------------
CASH/CASH EQUIVALENTS               $        0    $         0    $         0    $         0    $  228,804    $ 17,623,842
COMPANY COMMON STOCK                         0              0              0              0     3,734,168     398,054,869
STABLE VALUE INVESTMENTS                     0              0              0              0             0     134,227,777
DOMESTIC EQUITY STOCKS                       0              0     90,268,288              0             0     211,507,055
INTERNATIONAL EQUITY STOCKS                  0     31,177,872              0              0             0      31,177,872
SMALL CAP STOCKS                             0              0              0              0             0      21,288,297
OTHER EQUITIES                       7,001,911              0              0              0             0       7,001,911
BALANCED FUND SECURITIES                     0              0              0              0             0      24,057,942
PARTICIPANT LOANS                            0              0              0     11,303,759             0      11,303,759
INTEREST & DIVIDENDS RECEIVABLE              0              0              0          4,290         1,004         665,700
EMPLOYER CONTRIBUTIONS RECEIVABLE            0              0              0              0             0      10,020,064
DIVIDENDS RECEIVABLE                         0              0              0              0             0         848,989
                                    ----------    -----------    -----------    -----------    ----------    ------------
TOTAL ASSETS                         7,001,911     31,177,872     90,268,288     11,308,049     3,963,976     867,778,077

        LIABILITIES
---------------------------------
ACCRUED INTRA-FUND TRANSFERS                 0         23,113         14,854          4,481             0               0
INVESTMENT PURCHASES PAYABLE                 0         12,202          4,455              0        55,899         208,537
LOANS PAYABLE                                0              0              0              0             0     199,850,000
ACCRUED INTEREST PAYABLE                     0              0              0              0             0      20,077,049
ACCRUED FEES                                 0              0              0              0             0              75
                                    ----------    -----------    -----------    -----------    ----------    ------------
TOTAL LIABILITIES                            0         35,315         19,309          4,481        55,899     220,135,661

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                $7,001,911    $31,142,557    $90,248,979    $11,303,568    $3,908,077    $647,642,416
                                    ==========    ===========    ===========    ===========    ==========    ============


The accompanying notes are an integral part of these financial statements.

                                            - 4 -

                                            FIRSTENERGY CORP. SAVINGS PLAN
                                            ------------------------------
                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 --------------------------------------------------
                                               As of December 31, 1997
                                      COMPANY        CAPITAL                     ESOP         ESOP
                                    COMMON STOCK  PRESERVATION    S&P 500    UNALLOCATED    ALLOCATED   SMALL CAP    BALANCED
                                        FUND          FUND       INDEX FUND      FUND         FUND         FUND        FUND
                                    ------------  ------------  -----------  -----------  -----------  -----------  ----------
           ASSETS
-------------------------------
CASH/CASH EQUIVALENTS               $   934,066   $         0   $         0  $ 15,749,218  $         0  $   16,512  $   15,490
COMPANY COMMON STOCK                 31,315,281             0             0   231,599,481   65,434,797           0           0
GUARANTEED INSURANCE CONTRACTS                0    60,866,616             0             0            0           0           0
COLLATERALIZED MORTGAGE OBLIG.                0     8,954,467             0             0            0           0           0
DOMESTIC EQUITY STOCKS                        0             0    90,394,189             0            0           0           0
INTERNATIONAL EQUITY STOCKS                   0             0             0             0            0           0           0
SMALL-CAP STOCKS                              0             0             0             0            0   8,510,488           0
OTHER EQUITIES                                0             0             0             0            0           0           0
BALANCED FUND SECURITIES                      0             0             0             0            0           0   4,654,821
PARTICIPANT LOANS                             0             0             0             0            0           0           0
INTEREST & DIVIDENDS RECEIVABLE          18,314       378,853             0        74,250            0           0           0
EMPLOYER CONTRIBUTIONS RECEIVABLE             0             0             0     4,161,429            0           0           0
                                    -----------   -----------   -----------  ------------  -----------  ----------  ----------
   TOTAL ASSETS                      32,267,661    70,199,936    90,394,189   251,584,378   65,434,797   8,527,000   4,670,311

        LIABILITIES
---------------------------------
ACCRUED INTRA-FUND TRANSFERS                  0             0             0     8,874,425   (8,874,425)          0           0
LOAN PAYABLE                                  0             0             0   199,850,000            0           0           0
ACCRUED FEES                             13,527        23,371        25,557             0        8,588       5,766       3,113
ACCRUED INTEREST EXPENSE                      0             0             0    19,985,000            0           0           0
                                    -----------   -----------   -----------  ------------  -----------  ----------  ----------
   TOTAL LIABILITIES                     13,527        23,371        25,557   228,709,425   (8,865,837)      5,766       3,113
                                    -----------   -----------   -----------  ------------  -----------  ----------  ----------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                $32,254,134   $70,176,565   $90,368,632  $ 22,874,953  $74,300,634  $8,521,234  $4,667,198
                                    ===========   ===========   ===========  ============  ===========  ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                                            - 5 -

                                            FIRSTENERGY CORP. SAVINGS PLAN
                                            ------------------------------
                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          -------------------------------------------------------------
                                               As of December 31, 1997
                                                      (Continued)
                                    SELF MANAGED     EURO-PACIFIC      LOAN           PAYSOP
                                       FUND             FUND           FUND           FUND             TOTAL
                                    ------------     ------------   -----------   ------------     ------------
            ASSETS
--------------------------------
CASH/CASH EQUIVALENTS               $         0      $    13,802    $         0    $    235,360    $ 16,964,448
COMPANY COMMON STOCK                          0                0              0       3,652,576     332,002,135
GUARANTEED INSURANCE CONTRACTS                0                0              0               0      60,866,616
COLLATERALIZED MORTGAGE OBLIG.                0                0              0               0       8,954,467
DOMESTIC EQUITY STOCKS                        0                0              0               0      90,394,189
INTERNATIONAL EQUITY STOCKS                   0        7,317,668              0               0       7,317,668
SMALL-CAP STOCKS                              0                0              0               0       8,510,488
OTHER EQUITIES                        3,413,219                0              0               0       3,413,219
BALANCED FUND SECURITIES                      0                0              0               0       4,654,821
PARTICIPANT LOANS                             0                0      6,367,734               0       6,367,734
INTEREST & DIVIDENDS RECEIVABLE               0                0              0           1,078         472,495
EMPLOYER CONTRIBUTIONS RECEIVABLE             0                0              0               0       4,161,429
                                    -----------      -----------     ----------    ------------    ------------
   TOTAL ASSETS                       3,413,219        7,331,470      6,367,734       3,889,014     544,079,709

         LIABILITIES
--------------------------------
ACCRUED INTRA-FUND TRANSFERS                  0                0              0               0               0
LOAN PAYABLE                                  0                0              0               0     199,850,000
ACCRUED FEES                                  0            5,963              0               0          85,885
ACCRUED INTEREST EXPENSE                      0                0              0               0      19,985,000
                                    -----------      -----------    -----------    ------------    ------------
   TOTAL LIABILITIES                          0            5,963              0               0     219,920,885
                                    -----------      -----------    -----------    ------------    ------------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS               $ 3,413,219      $ 7,325,507    $ 6,367,734    $  3,889,014    $324,158,824
                                    ===========      ===========    ===========    ============    ============


  The accompanying notes are an integral part of these financial statements.

                                            - 6 -

                                            FIRSTENERGY CORP. SAVINGS PLAN
                                            ------------------------------
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             -------------------------------------------------------------
                                        For the Year Ended December 30, 1998
                                      COMPANY     CAPITAL                       ESOP          ESOP
                                      COMMON    PRESERVATION     S&P 500     UNALLOCATED    ALL0CATED   SMALL CAP      BALANCED
                                    STOCK FUND      FUND        INDEX FUND      FUND          FUND          FUND         FUND
                                   -----------  ------------   ------------  -----------   ----------   ----------   -----------
EMPLOYEE CONTRIBUTIONS             $ 1,268,625   $ 5,796,356   $  6,777,438  $          0  $         0  $ 1,900,437  $ 1,320,819
EMPLOYER CONTRIBUTIONS                   2,963         6,136              0    10,020,064            0        3,529        3,607
INTEREST INCOME & DIVIDENDS          3,393,789     6,156,491              0    11,721,466    4,015,567       67,157       31,569
ESOP INTEREST                                0             0              0   (19,985,000)           0            0            0
FEES                                  (148,537)     (210,383)      (200,634)            0        7,030      (53,341)     (55,577)
                                   -----------   -----------   ------------   -----------  -----------  -----------  -----------
EXCESS (DEFICIENCY) OF NET
  PROCEEDS FROM SALES OF
  ASSETS OVER MARKET VALUE AT
  BEGINNING OF YEAR                    414,639             0      1,084,559             0      276,076     (617,538)         401

NET CHANGE IN UNREALIZED
  APPRECIATION (DEPRECIATION)
  ON SECURITIES                      4,655,262             0     25,565,114    19,583,675   13,198,338   (2,100,309)   1,609,397

DISTRIBUTIONS TO PARTICIPANTS       (4,118,122)  (11,735,280)    (5,762,301)            0   (3,549,161)    (861,815)    (896,363)

NET INTRA-FUND PLAN TRANSFERS          (61,880)    1,995,332      3,482,655    (7,389,968)   7,389,968   (2,732,682)     461,512

TRANSFERS FROM CENTERIOR            32,707,625    62,465,770              0             0            0   17,079,513   16,889,986
                                   -----------  ------------   ------------  ------------  -----------  -----------  -----------
NET CHANGE IN PLAN ASSETS           38,114,364    64,474,422     30,946,831    13,950,237   21,337,818   12,684,951   19,365,351

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - BEGINNING OF YEAR      32,254,134    70,176,565     90,368,632    22,874,953   74,300,634    8,521,234    4,667,198
                                   -----------  ------------   ------------  ------------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - END OF YEAR           $70,368,498  $134,650,987   $121,315,463  $ 36,825,190  $95,638,452  $21,206,185  $24,032,549
                                   ===========  ============   ============  ============  ===========  ===========  ===========


The accompanying notes are an integral part of these financial statements.


                                           FIRSTENERGY CORP. SAVINGS PLAN
                                           ------------------------------
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           -------------------------------------------------------------
                                        For the Year Ended December 30, 1998
                                                    (Continued)
                                 SELF MANAGED   EURO-PACIFIC    ARMADA        LOAN       PAYSOP
                                      FUND          FUND         FUND         FUND        FUND          TOTAL
                                 ------------   ------------  -----------  ----------  ----------    ------------
EMPLOYEE CONTRIBUTIONS            $        0    $ 1,656,453   $ 1,390,447  $         0  $        0   $ 20,110,575
EMPLOYER CONTRIBUTIONS                     0          5,360       122,973            0           0     10,164,632
INTEREST INCOME & DIVIDENDS        1,126,954      1,257,246     3,571,192      816,893     190,169     32,348,493
ESOP INTEREST                              0              0             0            0           0    (19,985,000)
FEES                                       0        (16,384)       (6,214)           0           0       (684,040)
                                  ----------    -----------   -----------  -----------  ----------   ------------
EXCESS (DEFICIENCY) OF NET
  PROCEEDS FROM ASSETS OVER
  MARKET VALUE SALES AT
  BEGINNING OF YEAR                        0       (219,872)     (281,932)           0      11,991        668,324

NET CHANGE IN UNREALIZED
  APPRECIATION (DEPRECIATION)
  ON SECURITIES                            0        (96,942)    5,806,680            0     376,073     68,597,288

DISTRIBUTIONS TO PARTICIPANTS              0       (972,345)   (1,990,658)    (373,517)   (559,170)   (30,818,732)

NET INTRA-FUND TRANSFERS           2,461,738     (3,387,561)   (2,941,020)     721,906           0              0

TRANSFERS FROM CENTERIOR                   0     25,591,095    84,577,511    3,770,552           0    243,082,052
                                  ----------    -----------   -----------  -----------  ----------   ------------
NET CHANGE IN PLAN ASSETS          3,588,692     23,817,050    90,248,979    4,935,834      19,063    323,483,592

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - BEGINNING OF YEAR     3,413,219      7,325,507             0    6,367,734   3,889,014    324,158,824
                                  ----------    -----------   -----------  -----------  ----------   ------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - END OF YEAR          $7,001,911    $31,142,557   $90,248,979  $11,303,568  $3,908,077   $647,642,416
                                  ==========    ===========   ===========  ===========  ==========   ============

The accompanying notes are an integral part of these financial statements.

                                            - 8 -

                     FIRSTENERGY CORP. SAVINGS PLAN
                     ------------------------------

                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
               December 30, 1998 and December 31, 1997
               ---------------------------------------

1.  Description of the Plan
    -----------------------

     The FirstEnergy Corp. Savings Plan (the "Plan") provides eligible employees of FirstEnergy Corp. ("FE") and its subsidiaries, a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, FE may match employee contributions with shares of FirstEnergy common stock (see Note 4) held in the Employee Stock Ownership Plan ("ESOP"). Employees may invest their contributions in other investment options (the "Funds") and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Effective July 31, 1998, the FirstEnergy Corp. Savings Plan Committee approved a change in the name of the Plan from Ohio Edison System Savings Plan to FirstEnergy Corp. Savings Plan. Additionally, the Plan changed it's year-end from December 31 to December 30. This change did not have a significant impact to the Plan. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

     The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

     The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) but not Title IV because it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA preempts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

     Every FirstEnergy Corp. employee is eligible to become a participant in the Plan, herein referred to as "employee" or "Member", immediately at commencement of employment. Non-represented employees of Cleveland Electric Illuminating, Toledo Edison and former employees of Centerior were converted from The Centerior Energy Corporation Employee Savings Plan to the FirstEnergy Corp. Savings Plan effective 7/1/98. This merger increased Net Assets Available for Plan Benefits by $238,925,159. Represented employees of these Companies were converted to the Plan on 12/31/98. See Note 8 for details.

     Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of FirstEnergy common stock) are the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

Securities in the ESOP Account
------------------------------

     The ESOP purchased a total of 10,654,114 shares of OE common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy (Merger), shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

     The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from OE to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Members. At December 30, 1998 the outstanding ESOP Loan balance was $199,850,000.

     Requirements for maturing long-term debt are as follows:

                    1999                  $ 17,100,000
                    2000                    14,500,000
                    2001                    18,700,000
                    2002                    23,700,000
                    2003                    29,300,000
                    2004 and thereafter     96,550,000
                                          ------------
                                          $199,850,000

ESOP Allocation
---------------

     Each Member's ESOP allocation is computed the Thursday following the end of each pay period based on the Companies' matching contribution (see Note 4) and on the quoted market price of the FirstEnergy common stock when allocated to the participant's account.

     As principal and interest payments are made on the ESOP Loan, shares of the FirstEnergy common stock are released from the ESOP
Unallocated Fund and transferred to the ESOP Allocated Fund where they are made available for distribution to Members.

     During 1998 and 1997, respectively, 277,103 and 295,247 ESOP shares were allocated to Members. An additional allocation of 123,899 and 139,159 ESOP shares in 1998 and 1997, respectively, were made relative to reinvestments of dividends on the ESOP shares. These shares were subsequently released from the ESOP Unallocated Fund in December 1998 and January 1998 when the Plan made interest payments of $19,985,000 in each year, which released 472,740 shares in each year to the ESOP Allocated Fund for distribution to Members. In 1998, a principal payment of $5,700,000 was also made leading to an additional release of shares of 131,832.

     As of December 30, 1998 and December 31, 1997, there were
7,513,449 and 7,986,189, shares respectively, held in the ESOP
Unallocated Fund at market values of $242,308,730 and $231,599,481, respectively, and 2,611,873 and 2,256,372 shares, respectively, held in the ESOP Allocated Fund at market values of $84,232,917 and $65,434,797. The market value of the ESOP common stock is measured by the quoted market price.

PAYSOP
------

     A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and
Section 501(a) of the Code.

     Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated Federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of eligible employees for the year.

     The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP after the 1986 contribution other than the reimbursement of PAYSOP administrative expenses.

     On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

     Dividends are paid annually to Members in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price.

2.  Summary of Accounting Policies
    ------------------------------

     The excess (deficiency) of net proceeds over market value under the Plan is recognized upon the sale of investments generally in connection with the termination or withdrawal from the Plan by Members. Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of Member accounts. The excess (deficiency) of net proceeds over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.

     The financial statements have been prepared on the accrual basis of accounting and all investment management fees are deducted from investment returns.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.  Plan Termination
    ----------------

     Although the Companies expect that the Plan will be permanent, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Members will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.  Contributions
    -------------

Employer Contributions
----------------------

     The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute an additional 5% for each objective achieved, up to a maximum of 25%. The Companies' contributions are always invested in FirstEnergy common stock.

     The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP loan and interest, the Companies will contribute cash which is reflected as employer contributions in the statement of changes in net assets available for plan benefits.

Employee Contributions
----------------------

     During 1998 employees could invest between 1% and 16% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from currently taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limits the maximum annual before-tax contribution to $10,000 for 1998 and $9,500 for 1997. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions (see Note 7).

     Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a member of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

     Both employer and employee contributions under the Plan are held in a trust fund (Trust) with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C, D, F, G , H or I (see Note 6) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund E).

5.  Reconciliation to Form 5500
    ---------------------------

     At December 30, 1998, the Plan has received applications for withdrawals in the amount of $34,510 which were not paid at year-end. Pursuant to professional guidance, no payable has been recorded in the statement of net assets available for plan benefits at year-end. However, the Department of Labor requires Form 5500 to include these pending withdrawals as liabilities.

6.  Descriptions of Funds
    ---------------------

     The following is a brief description of the Funds currently available to Members at December 30, 1998:

     Fund A - Company Common Stock Fund:  This Fund consists entirely
     ----------------------------------
of shares in FirstEnergy Corp. common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and current income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

     Fund B - Capital Preservation Fund:  This Fund consists of
     ----------------------------------
guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The average yield of the contracts was 6.37% and 6.55% for the fiscal years 1998 and 1997, respectively. The crediting interest rate as of December 30, 1998 and December 31, 1997 was 5.91% and 6.53%, respectively. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserves in relation to the contract value is deemed necessary.

     Fund C - S&P 500 Index Fund:  This Fund is a common/collective
     ---------------------------
trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and investment income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

     Fund D - Small Cap Fund:  This Fund invests in securities of
     -----------------------
small companies, generally with capitalizations of $500 million or less, that pay most of their earnings in dividends. The Fund is well diversified and holds approximately 400 stocks. The objective of the Fund is to match or exceed the returns of the Russell 2000 Index with lower risk.

     Fund E - Balanced Growth Fund:  This Fund invests in a
     -----------------------------
diversified portfolio of stocks, bonds and cash equivalents. The objective of the fund is to earn, on an annualized basis, three percent over the return of Long-Term U.S. Government Bonds. The performance objective is to be achieved over a 5-year market cycle.

     Fund F - Self Managed Fund:  Members may invest in a self-
     --------------------------
managed brokerage account option available through State Street
Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

     Fund G - American EuroPacific Fund:  This Fund is an actively
     ----------------------------------
managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the fund is the growth of capital through appreciation. The market value of the Fund is measured at the market value per share determined by the investment manager.

     Fund H - Loan Fund:  The Plan allows participants to borrow from
     ------------------
their before-tax, after-tax and rollover account for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

     Fund I - Armada Equity Growth Fund:  This is an actively managed
     ----------------------------------
Fund specializing in large capitalization growth-oriented stock issues managed by National City Bank. The objective of the Fund is the growth of capital through appreciation.

    Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. They may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid between 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 15 years. The maximum loan amount is $50,000.

7.  Tax Considerations
    ------------------

     The Plan was amended and restated as the FirstEnergy Corp. Savings Plan effective 7/1/98. A determination letter from the Internal Revenue Service has not yet been applied for.

     Management believes the Plan is exempt from Federal, state and local income taxes. The Federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Member's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

     In the case of withdrawals by a Member employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Member's after-tax contributions, is taxable at ordinary income tax rates. The value of the Company common stock withdrawn is considered to be its fair market value on the date it is withdrawn.

     In the case of a distribution that qualifies as a lump-sum distribution upon a Member's termination of employment with either of the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Member's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at its original cost to the Trustee.

8.  Subsequent Event
    ----------------

     Merger: On December 31, 1998 union participants in the Centerior
     ------
Energy Corporation Employee Savings Plan were merged into the
FirstEnergy Corp. Savings Plan. Assets with a value of $341,907,240 were transferred to the Plan effective on that day.

                   FIRSTENERGY CORP. SAVINGS PLAN

     Item 27a - Schedule of Assets Held for Investment Purposes
                      As of December 30, 1998
                              Description                     Current
   Identity of Issue           Maturity          Cost          Value
------------------------  -----------------  ------------  ------------
State Street STIF Fund    Money Market Fund  $ 17,623,842  $ 17,623,842
   Total Cash & Cash
   Equivalents
ESOP Unallocated Fund     OEC Common Stock   $141,044,852  $242,308,730

ESOP Allocated Fund       OEC Common Stock   $ 49,491,505  $ 84,232,917

PAYSOP Fund               OEC Common Stock   $  1,936,155  $  3,734,168

Company Stock Fund        OEC Common Stock   $ 51,730,554  $ 67,779,054

International Index Fund  EAFE Index Stocks  $ 31,274,820  $ 31,177,872
    (Common/Collective
     Trust)

S&P 500 Index Fund        S&P 500 Stocks     $ 52,373,638  $121,238,767
    (Common/Collective
     Trust)

Small Cap Fund            Small Cap Domestic
                          Stocks             $ 21,735,361  $ 21,288,295
                          (Common/Collective
                           Trust)

Balanced Fund             Equities,
                           Fixed Income      $ 22,433,861  $ 24,057,942

Armada Fund               Equities           $ 84,461,982  $ 90,268,288

Self Managed Fund         Equities           $  7,001,911  $  7,001,911

Capital Preservation Fund
 State Street Bank Stable
 Income Fund              GICs, CMOs         $134,227,777  $134,227,777

                                - 15 -

                                            FIRSTENERGY CORP. SAVINGS PLAN

                                    Item 27d - Schedule of Reportable Transactions
                                         For the Year Ended December 30, 1998
      Descriptions             Number of       Total        Number of      Total
           of                  Purchase       Value of       Sales        Selling        Cost of
         Assets              Transactions     Purchase    Transactions     Price       Assets Sold   Gain/(Loss)
------------------------     ------------   -----------   ------------  ----------     -----------  -----------
State Street STIF Fund           93         $13,250,673        154      $12,478,289    $12,478,289   $        -

FirstEnergy Corp.               207         $71,211,750        112      $33,859,148    $33,156,442   $  702,706

S&P 500 Index                   127         $14,064,894        122      $ 9,918,135    $ 8,833,576   $1,084,559

EuroPacific Fund                102         $36,450,368        148      $ 4,974,769    $ 5,194,641   $ (219,872)

Balanced Fund                   128         $20,095,932        102      $ 2,417,868    $ 2,417,467   $      401

Small Cap Fund                  111         $20,823,398        133      $ 5,344,389    $ 5,961,927   $ (617,538)

Capital Preservation            137         $67,199,508        163      $17,720,585    $17,720,585   $        -

EB Magic Fund                     1         $62,465,770         33      $48,283,994    $48,283,994   $        -

Armada Fund                      46         $91,314,046         68      $ 6,570,511    $ 6,852,443   $ (281,932)

                                            - 16 -

Exhibit A



                Consent of Independent Accountants



We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 26, 1999, on the audits of the FirstEnergy Corp. Savings Plan as of December 30, 1998 and December 31, 1997 and for the year ended December 30, 1998 which report is included in this Annual Report on Form 11-K of FirstEnergy Corp.





                            /s/ PricewaterhouseCoopers LLP






Cleveland, Ohio
June 25, 1999

                                  SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             FIRSTENERGY CORP.
                             SAVINGS PLAN


June 25, 1999
-------------
Date
                              By: /s/ James A. Bowers
                                  -------------------
                                  James A. Bowers
                                  Chairman
                                  Savings Plan Committee

                                      June 25, 1999





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                     Re:  FirstEnergy Corp. Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the FirstEnergy Corp. Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                                 Very truly yours,

                                 FirstEnergy Corp.

                                 By: /s/ N. C. Ashcom
                                     ----------------
                                     N. C. Ashcom
                                     Secretary